

NEWS RELEASE

FOR IMMEDIATE RELEASE

October 18, 2010

CAPITOL FEDERAL FINANCIAL
ANNOUNCES QUARTERLY & YEAR END DIVIDEND

Topeka, KS – Capitol Federal Financial (Nasdaq: CFFN) announced today that its Board of Directors has declared a quarterly cash dividend of $0.50 per share and a special year-end cash dividend of $0.30 per share on outstanding CFFN common stock.

The special year-end dividend is the result of the Board's commitment initially announced in January 2005 to distribute to stockholders 25% of the annual net income of Capitol Federal Financial in excess of the total amount of dividends paid in the four regular quarterly dividends during each fiscal year. The amount of the special dividend for fiscal year 2010 is based upon our estimate of earnings for the fiscal year ended September 30, 2010 and the number of shares outstanding on October 11, 2010.

Both dividends are payable on November 5, 2010 to stockholders of record as of the close of business on October 29, 2010.

CFFN will announce financial results for the quarter and year ended September 30, 2010 on November 5, 2010. Capitol Federal Financial's Form 10-K will be filed on or about November 29, 2010.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 46 branch offices in Kansas and Missouri.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President and Chief
Investor Relations	Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com